UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Community Financial Shares, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

20366P100
(CUSIP Number)

December 21, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20366P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PRB Investors, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

944,085(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

944,085(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,085(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.55%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)
The reported amount consists of 926,200 shares of Common Stock issuable upon the conversion of Series C Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) and 17,885 shares of Common Stock issuable upon the conversion of Series E Noncumulative Perpetual Preferred Stock (the “Series E Preferred Stock”).  The amount excludes 225,915 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer.

(2)
Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 1,890,160 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the 944,085 shares of Common Stock beneficially owned by the Reporting Person represent a 4.99% voting ownership interest in the securities of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No.	20366P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PRB Advisors, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

944,085(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

944,085(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,085(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.55%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)
The reported amount consists of 926,200 shares of Common Stock issuable upon the conversion of Series C Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) and 17,885 shares of Common Stock issuable upon the conversion of Series E Noncumulative Perpetual Preferred Stock (the “Series E Preferred Stock”).  The amount excludes 225,915 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer.

(2)
Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 1,890,160 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the 944,085 shares of Common Stock beneficially owned by the Reporting Person represent a 4.99% voting ownership interest in the securities of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No.	20366P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen J. Paluszek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

944,085(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

944,085(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,085(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.55%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)
The reported amount consists of 926,200 shares of Common Stock issuable upon the conversion of Series C Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) and 17,885 shares of Common Stock issuable upon the conversion of Series E Noncumulative Perpetual Preferred Stock (the “Series E Preferred Stock”).  The amount excludes 225,915 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer.

(2)
Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 1,890,160 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the 944,085 shares of Common Stock beneficially owned by the Reporting Person represent a 4.99% voting ownership interest in the securities of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No.	20366P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew P. Bergman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

944,085(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

944,085(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

944,085(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.55%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)
The reported amount consists of 926,200 shares of Common Stock issuable upon the conversion of Series C Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) and 17,885 shares of Common Stock issuable upon the conversion of Series E Noncumulative Perpetual Preferred Stock (the “Series E Preferred Stock”).  The amount excludes 225,915 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer.

(2)
Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 1,890,160 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the 944,085 shares of Common Stock beneficially owned by the Reporting Person represent a 4.99% voting ownership interest in the securities of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No.	20366P100

Item 1.	(a).	Name of Issuer:

Community Financial Shares, Inc. (the "Issuer")

(b).	Address of issuer's principal executive offices:

357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2.	(a).	Name of person filing:

PRB Investors, L.P.
PRB Advisors, L.L.C.
Stephen J. Paluszek
Andrew P. Bergman

(b).	Address or principal business office or, if none, residence:

245 Park Avenue, 24th Floor
New York, New York 10167

(c).	Citizenship:

PRB Investors, L.P. - Delaware
PRB Advisors, L.L.C. - Delaware
Stephen J. Paluszek – U.S.A.
Andrew P. Bergman – U.S.A.

(d).	Title of class of securities:

Common Stock, no par value

(e).	CUSIP No.:

20366P101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
PRB Investors, L.P. may be deemed to beneficially own 944,085 shares of Common Stock.  PRB Advisors, L.L.C. may be deemed to beneficially own 944,085 shares of Common Stock.  Stephen J. Paluszek may be deemed to beneficially own 944,085 shares of Common Stock.  Andrew P. Bergman may be deemed to beneficially own 944,085 shares of Common Stock.  Each of the beneficial owners is hereinafter referred to as a "Reporting Person".  This amount consists of 926,200 shares of Common Stock issuable upon the conversion of Series C Preferred Stock held by each of the Reporting Persons and 17,885 shares of Common Stock issuable upon the conversion of Series E Preferred Stock.  The 944,085 reported shares of Common Stock excludes 255,915 shares of Common Stock issuable upon the conversion of Series E Preferred Stock held by each of the Reporting Persons because the Series E Preferred Stock provides that a holder thereof does not have the right to convert the Series E Preferred Stock into Series C Preferred Stock to the extent that such conversion would result in the holder, together with affiliates, owning or controlling in the aggregate more than a 4.99% voting ownership interest in the Issuer, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and his affiliates of voting securities of the Issuer (the “Ownership Limitation”).  Without the Ownership Limitation, each of the Reporting Persons would be deemed to beneficially own 1,200,000 shares of Common Stock.

(b)	Percent of class:

Based on 5,560,567 outstanding shares of the Issuer’s Common Stock as of the date hereof, each of the Reporting Persons may be deemed to own 14.55%, of the outstanding shares of the Common Stock of the Issuer.  This calculation of percentage ownership was determined in accordance with Section 13(d) of the Exchange Act.  Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock and after giving effect to the Ownership Limitation, each of the Reporting Persons may be deemed to hold a 4.99% voting ownership interest in the securities of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	PRB Investors, L.P.: 0 PRB Advisors, L.L.C.: 0 Stephen J. Paluszek: 0 Andrew P. Bergman: 0

(ii)	Shared power to vote or to direct the vote	PRB Investors, L.P.: 944,085 PRB Advisors, L.L.C.: 944,085 Stephen J. Paluszek: 944,085 Andrew P. Bergman: 944,085

(iii)	Sole power to dispose or to direct the disposition of	PRB Investors, L.P.: 0 PRB Advisors, L.L.C.: 0 Stephen J. Paluszek: 0 Andrew P. Bergman: 0

(iv)	Shared power to dispose or to direct the disposition of	PRB Investors, L.P.: 944,085 PRB Advisors, L.L.C.: 944,085 Stephen J. Paluszek: 944,085 Andrew P. Bergman: 944,085

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2013
(Date)

PRB Investors, L.P.
By: PRB Advisors, L.L.C., its general partner

By: /s/ Stephen J. Paluszek
Name: Stephen J. Paluszek
Title: Principal

PRB Advisors, L.L.C.*

By: /s/ Stephen J. Paluszek
Name: Stephen J. Paluszek
Title: Principal

/s/ Stephen J. Paluszek*
Stephen J. Paluszek

/s/ Andrew P. Bergman*
Andrew P. Bergman

*These Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G amendment dated February 15, 2013 relating to the Common Stock, no par value, of Somerset Hills Bancorp shall be filed on behalf of the undersigned.

PRB Investors, L.P.
By: PRB Advisors, L.L.C., its general partner

By: /s/ Stephen J. Paluszek
Name: Stephen J. Paluszek
Title: Principal

PRB Advisors, L.L.C.

By: /s/ Stephen J. Paluszek
Name: Stephen J. Paluszek
Title: Principal

/s/ Stephen J. Paluszek
Stephen J. Paluszek

/s/ Andrew P. Bergman
Andrew P. Bergman